SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 3 0 2006
BRANCH OF REGISTRATIONS AND 04 EXAMINATIONS

[redacted]

SECU 06005673 SSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8- 51803

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/05 (MM/DD/YY) AND ENDING 03/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICAP Electronic Broking LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Harborside Financial Center, 1100 Plaza Five
(No. and Street)

Jersey City (City) New Jersey (State) 07311 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Curry (212) 341-9746
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 2 2 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip Curry, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ICAP Electronic Broking LLC, as of March 31st, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Chief Financial Officer

Title

Meredith E. Masters
Notary Public of New Jersey
My Commission Expires Aug. 10, [illegible]

Meredith E. Masters

Notary Public

This report ** contains (check all applicable boxes)

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to SEC Rule 15c3-3 and 17 CFR 403.4.
- [X] (i) Information Relating to the Possession or Control Requirements under SEC Rule 15c3-3 and 17 CFR 403.4
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Capital Under 17 CFR 402.2 and the Computation for Determination of the Reserve Requirements Under Exhibit A if SEC Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3), 17 CFR 405.2.

ICAP Electronic Broking LLC

(Formerly BrokerTec USA, L.L.C.)

Statement of Financial Condition

March 31, 2006

Page(s)

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
PricewaterhouseCoopers Center
300 Madison Avenue
New York NY 10017
Telephone (646) 471 3000
Facsimile (813) 286 6000

Report of Independent Auditors

To the Member of
ICAP Electronic Broking LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of ICAP Electronic Broking LLC ("the Company") (formerly BrokerTec USA, L.L.C.) at March 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

May 25, 2006

ICAP Electronic Broking LLC
Statement of Financial Condition
March 31, 2006

(dollars in thousands)

Assets		
Cash and cash equivalents	$	40,306
Securities owned, at estimated fair value		8,853
Receivables from broker-dealers, net of allowance for doubtful accounts of $7		9,902
Receivable from affiliates		6,282
Fixed assets and leasehold improvements, at cost, net of accumulated depreciation and amortization of $10,613		1,480
Software developed for internal use, at cost, net of accumulated amortization of $28,445		22,278
Prepaid expenses and other assets		3,141
	$	92,242
Liabilities and Member's Equity		
Liabilities		
Accrued expenses and other liabilities	$	7,528
Accrued compensation expense		7,665
Payable to broker-dealers and clearing organization		5,117
Payable to affiliates		2,691
		23,001
Commitments and contingent liabilities (Note 6)		
Member's equity		69,241
	$	92,242

The accompanying notes are an integral part of this financial statement.

(dollars in thousands)

1. Organization

Intercapital Securities LLC (the "Company") is a Delaware limited liability company. The Member is Garban LLC a subsidiary of ICAP Broking Holdings North America LLC ("IBHNA"). IBHNA has two Members: ICAP North America Inc. ("INAI") and First Brokers Holdings Inc. ("FBHI").

The Company is an indirect wholly owned subsidiary of ICAP plc, a public company registered in the United Kingdom that engages principally in money and securities broking throughout the world.

The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company, headquartered in New Jersey, acts as a broker-dealer of collateralized mortgage obligations, other asset-backed corporate debt securities, over the counter corporate bonds, U.S. Treasuries, agencies and equities.

2. Summary of Significant Accounting Policies

The preparation of the statement of financial condition in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash and cash equivalents at March 31, 2006 include approximately $6,978 invested in a short-term highly liquid money market mutual fund. The Company considers short-term interest bearing investment with initial maturity of three months or less to be cash equivalents.

Securities transactions are recorded on a trade date basis.

Securities owned, held at clearing broker, and securities sold, but not yet purchased, are recorded at estimated fair value. Securities owned, held at clearing broker primarily consists of corporate obligations, U.S. government obligations and preferred securities and securities sold, but not yet purchased primarily consists of corporate obligations and U.S government obligations. Securities owned may be pledged as collateral and may be rehypothecated by the clearing broker.

The Company is party to Tax Sharing Agreements ("the Agreements") with INAI and FBHI. As a single member limited liability company, it is not treated as a separate taxable entity. INAI and FBHI allocate to the Company its share of the consolidated federal tax expense or benefits based upon the principles of separate company calculation as though the Company was treated as a separate tax payer. The change in deferred assets or liabilities and the taxes currently receivable or payable are calculated and recorded on the Statement of Financial Condition. The net tax receivable or payable is settled with INAI and FBHI on a regular basis.

All financial assets and financial liabilities are stated at amounts which approximate fair value.

(dollars in thousands)

The Company is party to Tax Sharing Agreements ("the Agreements") with INAI and FBHI. As a single member limited liability company, the Company is not treated as a separate taxable entity. INAI and FBHI allocate to the Company its share of the consolidated federal tax expense or benefits based upon the principles of separate company calculation as though the Company was treated as a separate tax payer. The change in deferred assets or liabilities and the taxes currently receivable or payable are calculated and recorded on the Statement of Financial Condition. The net tax receivable or payable is settled with INAI and FBHI on a regular basis.

All financial assets and financial liabilities are stated at amounts which approximate fair value.

3. Receivables from and Payable to Broker-Dealers and Clearing Organization

Amounts receivable from and payable to broker-dealers and clearing organization at March 31, 2006 consist of the following:

	Receivable	Payable
Commissions	$ 8,875	$ 5,086
Clearing fees	638	31
Other	389	-
	$ 9,902	$ 5,117

4. Fixed Assets and Leasehold Improvements

Fixed assets and leasehold improvements at March 31, 2006 consist of the following:

Leasehold improvements	$ 2,225
Computer equipment	5,271
Trading network hardware	3,928
Furniture and fixtures	499
Office equipment	170
	12,093
Less: Accumulated depreciation and amortization	(10,613)
	$ 1,480

(dollars in thousands)

5. Software Developed for Internal Use

The Company has adopted Statement of Position 98-1 – Accounting for the Costs of Computer Software Developed for Internal Use ("SOP 98-1"), which requires that certain costs incurred for purchasing or developing software for internal use be capitalized and amortized over the software's estimated useful life. Software assets ready for their intended use are being amortized on a straight-line basis over their estimated useful lives of four years or the remaining license term, whichever is shorter.

Software developed for internal use, beginning of year	$ 43,074
Add: Additions	7,649
Less: Accumulated amortization	(28,445)
	$ 22,278

The Company removed from its book and records fixed assets with a cost of $8,270 that are no longer in use.

6. Commitments and Contingent Liabilities

Leases

The Company has obligations under various non-cancelable operating leases. Future minimum rental commitments under such leases are as follows:

	Office Leases	Other Leases	Total
Year Ended March 31,			
2007	$ 538	$ 541	$ 1,079
2008	572	209	781
2009	596	-	596
2010	596	-	596
2011	596	-	596
Thereafter	845	-	845
	$ 3,743	$ 750	$ 4,493

Certain leases contain escalation clauses whereby the rental commitments may be increased.

The Company has provided irrevocable letters of credit totaling approximately $510, which are fully collateralized by U.S. Treasury obligations, as security for its office lease.

Other

In June 2003, the Company was named in connection with an alleged infringement of patent number 6,560,580 ("'580 Patent") in the United States of America. The Company rejected the claim.

(dollars in thousands)

The jury trial commenced on February 7, 2005. Prior to the commencement of the trial, the claimants stated their damage claims against the Company to be the sum of $101,700 as of September 30, 2004. On the first day of trial, the Court dismissed all of the monetary claims against the Company. The Court also dismissed all of the claims challenging use of the "OM Click Exchange System for ICAP Electronic Broking LLC."

The case then proceeded to trial on the limited issue of the claimants' request for injunctive relief as to the use of the "Garban GTN", and on the Company's counterclaim for judgment declaring that the Garban GTN did not infringe the '580 Patent. On February 22, 2005, the jury found that the application for the '580 Patent "failed to provide an adequate written description" in certain of the '580 Patent claims. In addition, the jury found that the Garban GTN infringed certain claims of the '580 Patent, but that the claimed infringement had not been "willful."

On April 4, 2005, the claimants and the Company filed post-trial applications.

On December 12, 2005, the Court ruled on the claimants' and the Company's applications pertaining to the jury's verdict and denied all applications, thus leaving the jury's verdict undisturbed.

On February 22, 2006, the Court ruled on the Company's application pertaining to claimants' asserted inequitable conduct in the prosecution of the '580 Patent. The Court ruled in favor of the Company and declared that the '580 Patent was procured by inequitable conduct and as a result was unenforceable.

A final order as to all matters decided by the jury and the Court was entered on April 3, 2006. On April 27, 2006 the claimant filed a Notice of Appeal seeking to appeal the jury's decision and the Court's ruling.

At this stage it is not possible to predict the outcome with certainty or to determine the extent of liability, if any, of the Company, but based on current available information and after consultation with the Company's lawyers, management continues to expect a successful outcome for the Company.

The Company is also involved in other litigation arising in the ordinary course of business. Management believes, based upon consultation with outside legal counsel, that the outcome of these matters will not have a material effect on the companies financial condition.

7. Related Party Transactions

The Company has an affiliated membership in the Fixed Income Clearing Corporation ("FICC") underneath the direct membership of Garban LLC ("Garban"). While the Company maintains a separate participant identification with the FICC, all margining is combined at the Garban level. At March 31, 2006, $1,596 relating to this membership is payable to Garban and included in payable to broker-dealers and clearing organization.

The Company entered into an agreement with an indirect wholly owned subsidiary of ICAP plc, whereby the subsidiary provides them with shared occupancy, fixed assets and administrative

(dollars in thousands)

(including finance, human resources, operations, legal and electronic data processing functions) services. At March 31, 2006, $2,676 is payable to an affiliate under this agreement and included in payable to affiliates.

Receivable from affiliate includes $2,160 due from BrokerTec Europe, Ltd for certain expenses incurred and revenues collected on the Company's behalf.

Amounts receivable from and payable to affiliate are non-interest bearing and due on demand.

8. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (the "Rule"), which requires the maintenance of minimum net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain net capital equal to the greater of $250 or 6 2/3% of aggregate indebtedness, as defined. At March 31, 2006, the Company had net capital of $29,790, which was $28,266 in excess of its required net capital of $1,524. The Company's ratio of aggregate indebtedness to net capital was .77 to 1.

The Company is also subject to SEC Rule 15c3-3. At March 31, 2006, the Company had no deposit requirement with respect to customers. The Company has customer assets on deposit as collateral for trade settlement with a market value of approximately $2,800, which are not recorded on the Company's Statement of Financial Condition.

The Company is also subject to the reserve requirement for proprietary accounts of introducing broker-dealers (PAIB). At March 31, 2006, the Company was not required to maintain amounts for the exclusive benefit of PAIB participants. The Company has PAIB assets on deposit as collateral for trade settlement with a market value of approximately $2,000, which are not recorded on the Company's Statement of Financial Condition.

9. Off-Balance-Sheet Risk and Concentration of Credit Risk

The Company executes transactions as an agent between undisclosed principals. In the event of non-performance by either counterparty, the Company may be responsible to meet obligations incurred by such non-performance. A majority of the Company's participants are netting members of the Government Securities Division of the FICC. The Company does not anticipate non-performance by counterparties in the above situation and seeks to control such credit risk by allowing system access to counterparties that meet minimum credit requirements and monitoring the credit standing of all counterparties with which it conducts business.

Pursuant to a clearance agreement, the Company clears all of its transactions with FICC through an affiliated clearing broker. Under certain conditions, as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from clearing securities transactions introduced by the Company. In addition, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. At March 31, 2006, the Company has not recorded a liability. The clearing brokers' right to charge applies to all trades executed through the clearing

(dollars in thousands)

broker and has no maximum amount, and as such the Company believes that there is no maximum amount assignable to this right.

In the normal course of its operations, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. However, based on experience, the Company believes the risk of loss is remote.